Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Three months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(millions of constant Ch$ as of December 31, 2002)					(millions of constant Ch$ as of March 31, 2003)
Chilean GAAP
Fixed Charges:
Financial expenses	186,271	242,812	271,334	232,254	228,526	54,537	52,696
Capitalized interest costs	4,952	14,661	6,579	10,705	25,503	2,684	3,967
Fixed charges	191,223	257,473	277,913	242,959	254,029	57,221	56,663
Earnings:
Pretax income (or loss) from continuing operations	81,422	(162,465)	203,410	118,909	72,239	30,131	45,165
Fixed charges	191,223	257,473	277,913	242,959	254,029	57,221	56,663
Sub total	272,645	95,008	481,323	361,868	326,268	87,352	101,828
Less: interest capitalized during the period	(4,952)	(14,661)	(6,579)	(10,705)	(25,503)	(2,684)	(3,967)
Less: undistributed earnings of equity method investees	(343)	(1,797)	(678)	9,948	(8,570)	3,591	(10,529)
Earnings	267,350	78,550	474,066	361,111	292,195	88,259	87,332
Ratio of earnings to fixed charges	1.40	0.31	1.71	1.49	1.15	1.54	1.54

	Year ended December 31,					Three months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(millions of constant Ch$ as of December 31, 2002)					(millions of constant Ch$ as of March 31, 2003)
US GAAP
Fixed Charges:
Financial expenses	186,271	242,812	271,334	232,254	238,197	—	—
Capitalized interest costs	4,952	14,661	6,579	10,705	15,832	—	—
Fixed charges	191,223	257,473	277,913	242,959	254,029	—	—
Earnings:
Pretax income (or loss) from continuing operations	54,509	(201,058)	207,817	55,032	3,760	—	—
Fixed charges	191,223	257,473	277,913	242,959	254,029	—	—
Sub total	245,732	56,415	485,730	297,991	257,789
Interest capitalized during the period	(4,952)	(14,661)	(6,579)	(10,705)	(15,832)	—	—
Undistributed earnings of an equity method investee	3,897	3,643	(835)	10,028	(29,431)	—	—
Earnings	244,677	45,397	478,316	297,314	212,526	—	—
Ratio of earnings to fixed charges	1.28	0.18	1.72	1.22	0.84	—	—